Exhibit 99.1

NLS Pharmaceutics Announces Election of Additional Board Members

•	Professor Claudio L. A. Bassetti, MD, is the Chair, Neurology Department, Inselspital, Bern University Hospital and Dean, Medical Faculty, University of Bern, focused on sleep disorders
•	Professor Florence Allouche Aknin, PharmD, MBA is a professor at University Paris City, specializing in pharmaceutical innovation, entrepreneurship and fundraising

Zürich, Switzerland, November 28, 2023 – NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) ("NLS" or the "Company"), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, today announced that, subject to final approval of the EGM taking place on Dec. 22, 2023, the board of directors has elected Dr. Florence Allouche Aknin and Dr. Claudio Basetti to join the board effective January 1, 2024.

“We are thrilled to have Florence and Claudio join our board of directors," said Alex Zwyer, Chief Executive Officer and Co-founder of NLS Pharmaceutics. "I am confident that Claudio’s vast leadership in narcolepsy and sleep medicine and the fundraising and networking expertise of Florence will prove invaluable as we continue to evolve as a business and continue our mission to develop better therapies to safeguard and empower the brain throughout all stages of life."

Professor Claudio L. A. Bassetti, MD

Dr. Basetti received his Doctor of Medicine degree from the University of Basel and trained in Bern and Lausanne, with research fellowships in experimental neurophysiology and Sleep Medicine. In 2000, he was appointed professor of Neurology at the University of Zurich and in 2009, founded the Neurocenter of Southern Switzerland. He is currently Chair of the Neurology Department, Inselspital, Bern University Hospital and Dean, Medical Faculty, University of Bern. He has served as president of the European Neurological Society, European Sleep Research Society, and European Academy of Neurology, among other prominent appointments. He has authored over 560 publications and speaks six languages. A global leader in sleep medicine, he has pioneered studies in sleep disorders and stroke, as well as made fundamental contributions to the etiology, pathophysiology and management of narcolepsy.

Florence Allouche Aknin, PharmD, MBA

A Doctor of Pharmacy and holding a Master’s in Business Administration, Professor Allouche Aknin began her career as a biologist at AP-HP (Greater Paris Hospitals), managing the tech transfer office for 16 years and creating 75 start-ups. Dr. Allouche Aknin is an expert and mentor at the Paris incubators and has represented French technology internationally. She is a Professor of Pharmacy at the University Paris City and an elected member of the French National Academy of Pharmacy. She is also the President and Founder of Myrpharm Advisors, a start-up studio for the biopharmaceutical industry. In addition, in 2022, Dr. Allouch Aknin launched Sorbonne Venture, a €100M fund dedicated to health technology. She is also Chairwoman of the Board of Directors for PepKon, a French biotechnology company. Among her many awards, Dr. Allouche Aknin was elected “Woman of the Year 2017” by the French financial magazine La Tribune, Women’s trajectory Award 2018 by HEC Paris, and Mercure Entrepreneurs Award 2019 by HEC Paris.

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. (Nasdaq: NLSP) is a global development-stage biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system, or CNS, disorders, who have unmet medical needs. Headquartered in Switzerland and founded in 2015, NLS is led by an experienced management team with a track record of developing and commercializing product candidates.  For more information, please visit www.nlspharma.com.

For additional information:

Marianne Lambertson (investors & media)
NLS Pharmaceutics Ltd.

+1 239.682.8500
ml@nls-pharma.com

www.nlspharmaceutics.com

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